Exhibit 99.208

mCloud Goes Live with First Utility Program Buildings in New York State

Pace of customer onboarding expected to accelerate in the US and Canada as access to customer sites improves with easing of pandemic restrictions

CALGARY, AB, May 18, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced it had completed connecting its first AssetCare™ buildings customers associated with three utility program partnerships the Company originally announced on April 21, 2021. Among these customers are two prominent car dealership properties in the state of New York. A next round of buildings, including new restaurants, manufacturing, and retail spaces are expected to follow shortly in the days ahead, a signal that restrictions may be beginning to see relief in certain regions.

Customers who are part of these utility programs benefit from the AssetCare HVAC and IAQ solution to drive energy efficiency improvements of up to 25% alongside continuous visibility and active management of a building's ventilation system. Air purification technologies connected to AssetCare ensure indoor building air is always healthy and safe for occupants.

Through these utility programs, customers pay mCloud for AssetCare on a regular subscription basis. As energy savings targeted by the utility are achieved through AssetCare, incentives that are shared between the customer and mCloud are directly received from the utility.

AssetCare enables the utilities to continuously track these energy savings while allowing customers to see their energy efficiency, health, and safety on any device and at any time of the day.

"As our access to customer sites in the US and Canada improves in the weeks ahead, we are looking forward to onboarding new and future customers with the support of our utility partners," said Dr. Patrick O'Neill, mCloud's President for Connected Buildings. "Our AssetCare for HVAC and IAQ solutions are relevant now more than ever with the US Center for Disease Control and the World Health Organization having recently updated their guidance around the airborne transmission of viruses indoors."

Businesses interested in learning more about mCloud's HVAC and IAQ solutions are invited to visit https://www.mcloudcorp.com/HVAC-and-indoor-air-quality to learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes, but is not limited to, information related to the acceleration of onboarding new AssetCare customers.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" in the Company's annual information form dated April 12, 2021. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/18/c7877.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 18-MAY-21